SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For January 2005
Commission File Number 0-28800
______________________
DRDGOLD Limited
45 Empire Road
Parktown
Johannesburg, South Africa, 2193
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of January 2005, incorporated by reference herein:
Exhibit
99.1
Release dated December 9, 2004, entitled "Dealing in Securities by Director " -
Murray.
99.2
Release dated December 10, 2004, entitled "Dealing in Securities by Director" -
Wellesley Wood.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: January 3, 2005 By:    /s/ Andrea Townsend
Name: Andrea Townsend
Title: Company Secretary

Exhibit 99.1
Dealing In Securities By Director - Murray

DRDGOLD Limited
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARBN number: 086 277 616
NASDAQ trading symbol: DROOY
("DRDGOLD")
In compliance with Rules 3.63 to 3.74 of the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), the following information is disclosed:
DEALING IN SECURITIES BY DIRECTOR
Surname:                                Murray
First Name:                             Ian Louis
Designation:                            Director
Date of transaction:                 08 December 2004
Price:                                     $1.6283
Amount:                                  30 000
Aggregate value:                      $48 849
Class:                                      Ordinary
Interest:                                   Direct, Beneficial
Nature: Mr Murray has purchased 30 000 ordinary shares, which constitute approximately 5.42% of his total shareholding and approximately 3.78% of his total entitlement.
In line with DRDGOLD corporate governance principles and in terms of Rule 3.66 of the Listings Requirements of the JSE prior clearance to deal in the above securities has been obtained from the Chairman of the Remuneration Committee of DRDGOLD and Chairman of DRDGOLD Board.
The above trade was completed outside of a closed period.
Johannesburg
9 December 2004
Sponsor
Standard Bank

Exhibit 99.2
Dealing In Securities By Directors - Wellesley Wood

DRDGOLD Limited
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARBN number: 086 277 616
NASDAQ trading symbol: DROOY
("DRDGOLD")
In compliance with Rules 3.63 to 3.74 of the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), the following information is disclosed:
DEALING IN SECURITIES BY DIRECTORS
Surname:                                     Wellesley-Wood
First Name:                                   Mark Michael
Designation:                                  Director
Date of transaction:                       09 December 2004
Price:                                           R10.06
Amount:                                       10 000
Aggregate value                            R100 600
Class:                                          Ordinary
Interest:                                        Direct, Beneficial
Nature: Mr Wellesley-Wood has purchased 10 000 ordinary shares, which constitute approximately 8.63% of his total shareholding and approximately 0.97% of his total entitlement.

In line with DRDGOLD corporate governance principles and in terms of Rule 3.66 of the Listings Requirements of the JSE, prior clearance to deal in the above securities has been obtained from the Chairman of the Remuneration Committee of DRDGOLD.

The above trade was completed outside of a closed period.
Johannesburg
10 December 2004
Sponsor
Standard Bank